FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 26, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS and Ericsson sign 5G Roadmap Agreement

February 26, 2019

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications operator and digital service provider in Russia, and Ericsson (NASDAQ: ERIC), a global leader in communications technology (ICT), have announced an agreement to launch the first 5G network segments in Russia.

At Mobile World Congress 2019, the two companies signed the agreement on 5G Russia roadmap for 2019-2022. The roadmap outlines the steps to develop and deploy the first segments of 5G networks within pilot zones and commercial clusters in the first year. The roadmap further describes the planned process of the current LTE networks evolution to high-speed LTE Advanced Pro Gigabit LTE networks, as well as strategies for further development and launching of innovative commercial solutions and products based on 5G technologies.

Alexey Kornya, MTS President and CEO, commented:

“Back in December 2015, we signed a cooperation agreement with Ericsson on 5G technology. We hit all the targets envisaged under that agreement. Together, we have successfully tested advanced 5G-technologies and solutions on the MTS network with excellent results. Today, we are entering a new phase of our collaboration as we move towards the next generation standard. We are ready to launch the first 5G pilot zones on the MTS commercial network, combining our achievements and insights with exciting new technologies. We hope that our continued cooperation with leading vendors in conjunction with the earliest possible availability of the required frequencies to Russian telecom operators will accelerate the deployment of 5G networks across the whole country, and prove to be an impetus for further innovation.”

Arun Bansal, President and Head of Europe & Latin America, Ericsson, commented:

“MTS and Ericsson continue to demonstrate industry leadership through ongoing innovation and collaboration. We continue to work closely with MTS to expand our strategic partnership and support MTS in successfully deploying 5G. This year we will deploy commercial Gigabit LTE networks based on LTE Advanced Pro standard, Massive MIMO and LAA with peak data rates close to 1 Gb/sec. Our joint efforts will make MTS subscribers among the first in Russia to benefit from 5G services.”

Key Roadmap milestones:

Year 2019:

•                  Deployment of the first pre-commercial 5G NR pilot

•                  Launch of the first 5G Fixed Wireless Access pilot

•                  Deployment of commercial Gigabit LTE solution: based on LTE Advanced Pro standard, networks including Massive MIMO and LAA with peak data rates close to 1 Gb/sec

•                  Launch of Private Networks solution based on LTE, Mission critical PTT, Enterprise LTE Core solution and corresponding services

•                  Further development of IoT use cases for industry, agriculture, city infrastructure and utilities.

Year 2020:

•                  Deployment of 5G networks for eMBB use cases in Russian regions

•                  Further LTE evolution — deployments of network technology for super low latency and Short TTI.

Years 2021-2022:

•                  Deployment of extended Private Networks for smart manufacturing

•                  Support of virtual reality applications in commercial products

•                  Test zones for autonomous transport.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: February 26, 2019